SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of March, 2007

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________






        RYANAIR ANNOUNCES FIVE YEAR HOTEL PARTNERSHIP WITH EXPEDIA



Ryanair, Europe's largest low fares airline today (Thursday, 22nd March) named Expedia Private Label as the exclusive partner to provide hotel accommodation for its passengers on www.ryanair.com.

Thanks to this new five year deal, Ryanair's 50 million passengers will enjoy a choice of more than 20,000 hotels across Europe, ranging from basic budget to five-star luxury, available at each of Ryanair's 130 destinations. Bookings can be made easily and conveniently on www.ryanair.com. Beginning in 2008, tailor-made hotel deals will be incorporated into the flight booking process.

To celebrate this new partnership, three special offers are available immediately:

   -Book a hotel in the next day and receive a GBP30-off voucher for a minimum spend of GBP300, or a GBP50-off voucher for bookings over GBP500. This offer will run until midnight tomorrow so passengers should log on to www.ryanair.com today to grab the best bargains.
   -Free flights, cheap nights sale: one million free* flights are available for customers who book a hotel before midnight Thursday 29th March.
   -Expedia is offering three nights for the price of two on many hotels in Ryanair destinations.

Passengers should visit www.ryanair.com to book, and for the terms and conditions which apply to these offers.

Announcing this new partnership, Ryanair's deputy CEO, Michael Cawley said:

"We are delighted to select Expedia as the exclusive partner for ryanairhotels.com. This is a win-win for Ryanair, Expedia and most importantly our customers. Passengers will enjoy significantly improved choice and fantastic hotel deals from the world's largest online hotel vendor on Ryanair.com, Expedia will grow alongside Europe's fastest growing airline, while the additional business will contribute to offering the lowest fares as Ryanair grows to 84 million passengers per annum in 2012."

David Roche, senior vice president of Expedia Private Label, said:

"Adding easy access through the Ryanair site to our unrivalled hotel stock will mean that passengers can book their accommodation simply and quickly, knowing that they can choose exactly where they want to stay at the best available rate. These special introductory offers, and others we have planned, will make the product even more attractive.

"This is an important business win for us," he added, "and we are very pleased to be working with Ryanair. This agreement recognises our expertise in providing private label services to companies wishing to offer their customers high quality travel products without the need for upfront investment. We have a proven track record in delivering ancillary revenue earnings growth for our clients and we look forward to working with Ryanair for the long-term."


* Taxes and charges excluded - subject to availability and a reservation on www.ryanairhotels.com

ABOUT RYANAIR

Ryanair is Europe's largest low fares airline with 19 bases and 455 low fare routes across 25 countries. By the end of March 2007 Ryanair will operate an entire fleet of 134 new Boeing 737-800 aircraft with firm orders for a further 117 new aircraft (net of planned disposals), which will be delivered over the next 5 years. Ryanair currently employs a team of 4,200 people and expects to carry approximately 50 million scheduled passengers in the current year.


Ends. Thursday, 22nd March 2007

For further information on Ryanair please contact:

Peter Sherrard - Ryanair Pauline McAlester - Murray Consultants

+353 1 8121 228 +353 1 4980300

ABOUT EXPEDIA

Expedia Private Label, part of Expedia Inc, provides full-service travel products to more than 8,000 private label partners globally, including many of Europe's pre-eminent airlines, top train companies, portals and market-leading online travel agencies including Eurostar, Alitalia, Swiss Air Lines, Virgin Express, Icelandair and Formula 1. Expedia's Private Label platform allows these partners to distribute Expedia's highly competitive travel products, and benefit from Expedia's robust technology, unrivalled supply quality, and leading merchandising tools. Expedia Private Label offers hotels, dynamic packages, car hire, flights, insurance and destination services to partners in more than 20 EMEA markets

Expedia, Inc. is the world's leading online travel company, empowering business and leisure travellers with the tools and information they need to easily research, plan, book, and experience travel. Expedia, Inc.'s companies operate internationally with sites throughout EMEA, including the United Kingdom, Germany, France, Italy, the Netherlands, Spain, Scandinavia, Canada, Australia and Japan, as well as China, through its investment in eLong(TM) Expedia, Inc.'s portfolio of brands include: Expedia.com(R), hotels.com(R), Hotwire(R), Expedia(R) Corporate Travel, TripAdvisor(TM)and Classic Vacations(R).
For more information, visit http://www.expediainc.com/ .

For further information on Expedia Private Label please contact:

Lizann Peppard, Expedia Private Label Jess Cross, Seventy Seven PR

+44 (0)207 019 2016 +44 (0)207 492 0911








                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  22 March, 2007

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director